*CCSC TECHNOLOGY INTERNATIONAL HOLDINGS LIMITED*
*C/O PROXY SERVICES*
*P.O. BOX 9142*
*FARMINGDALE, NY 11735*

**SCAN TO**
**VIEW MATERIALS & VOTE**

**VOTE BY INTERNET**
*Before The Meeting* - Go to **www.proxyvote.com or scan the QR Barcode above**

Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 p.m. Eastern Time the day before the cut-off date or meeting date. Have your proxy card in hand when you access the website and follow the instructions to obtain your records and to create an electronic voting instruction form.

*During The Meeting* - Go to **www.virtualshareholdermeeting.com/CCTG2026SM**

You may attend the meeting via the Internet and vote during the meeting. Have the information that is printed in the box marked by the arrow available and follow the instructions.

**VOTE BY PHONE - 1-800-690-6903**
Use any touch-tone telephone to transmit your voting instructions up until 11:59 p.m. Eastern Time the day before the cut-off date or meeting date. Have your proxy card in hand when you call and then follow the instructions.

**VOTE BY MAIL**
Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:

T03144-P56647 KEEP THIS PORTION FOR YOUR RECORDS

DETACH AND RETURN THIS PORTION ONLY

**THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.**

**CCSC TECHNOLOGY INTERNATIONAL HOLDINGS LIMITED**

| **The Board of Directors recommends you vote FOR the following proposal:** | **For** | **Against** | **Abstain** |
|---|---|---|---|
| 1. It is resolved as a special resolution that the amendment to Article 4.1 of the memorandum and articles of association of the Company currently in effect be and is hereby sanctioned, such that each Class B ordinary share of par value US$0.005 each shall entitle the holder thereof to one hundred and fifty (150) votes on all matters subject to vote at general meetings of the Company. | ☐ | ☐ | ☐ |

Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name by authorized officer.

| Signature [PLEASE SIGN WITHIN BOX] | Date | Signature (Joint Owners) | Date |
|---|---|---|---|
| | | | |

**Important Notice Regarding the Availability of Proxy Materials for the Special Meeting of Class A Shareholders:**

The Proxy Statement is available at www.proxyvote.com.

T03145-P56647

**THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS OF CCSC TECHNOLOGY INTERNATIONAL HOLDINGS LIMITED FOR THE SPECIAL MEETING OF HOLDERS OF CLASS A ORDINARY SHARES TO BE HELD ON SEPTEMBER 1, 2026 (IMMEDIATELY FOLLOWING THE 2026 ANNUAL GENERAL MEETING OF SHAREHOLDERS)**

The undersigned holder of Class A ordinary shares of CCSC Technology International Holdings Limited (the "Company"), a Cayman Islands company, hereby acknowledges receipt of the Notice of Special Meeting of Holders of Class A Ordinary Shares (the "Special Meeting of Class A Shareholders") of the Company's Class A ordinary shares, with a par value US$0.005 each (the "Class A Ordinary Shares") and the Proxy Statement, each dated August 14, 2026, and hereby appoints ________________________________ of ______________________________ or, if no person is otherwise specified, the chairman of the Special Meeting of Class A Shareholders, as proxy, with full power of substitution, on behalf and in the name of the undersigned, to represent the undersigned at the Special Meeting of Class A Shareholders of the Company to be held on September 1, 2026, immediately following the conclusion of the 2026 annual general meeting of shareholders of the Company, at 1301-03, 13/F, Shatin Galleria, 18-24 Shan Mei Street, Fotan, Hong Kong, or at such other time and place as the Board of Directors may determine, with the ability given to the holders of Class A Ordinary Shares to join virtually via live audio webcast at www.virtualshareholdermeeting.com/CCTG2026SM, and to vote all Class A Ordinary Shares which the undersigned would be entitled to vote if then and there personally present, on the matters set forth below (i) as specified by the undersigned below and, (ii) in the discretion of any proxy, if no specification is made below and/or upon such other business as may properly come before the Special Meeting of Class A Shareholders, as set forth in the Notice of the Special Meeting of Class A Shareholders and in the Proxy Statement furnished herewith.

**This proxy when properly executed will be voted in the manner directed herein by the undersigned holder of Class A Ordinary Shares. If no direction is made and the chairman of the Special Meeting of Class A Shareholders is appointed as proxy, this proxy will be voted FOR the following proposal:**

**1.** to approve, by special resolution, the amendment to Article 4.1 of the memorandum and articles of association of the Company currently in effect to provide that each Class B ordinary share of par value US$0.005 each shall entitle the holder thereof to one hundred and fifty (150) votes on all matters subject to vote at general meetings of the Company (the "Amendment to Article 4.1").

**This proxy should be marked, dated, and signed by the holder of Class A Ordinary Shares exactly as his or her name appears on the share certificate and be returned promptly in the enclosed envelope to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717. For the proxy to be valid, the duly completed and signed form of proxy must be received no later than 48 hours before the time of the Special Meeting of Class A Shareholders or any adjournment thereof in accordance with the Articles of Association of the Company. Any person signing in a fiduciary capacity should so indicate. If shares are held by joint tenants or as community property, both should sign.**

**Please date, sign, and mail this proxy card back as soon as possible.**